UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 5, 2025
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel
Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

EXPLANATORY NOTE

In connection with the issuance by Novartis Capital Corporation of $800,000,000 aggregate principal amount of Floating Rate Notes due 2028 (the “Floating Rate Notes”), $700,000,000 aggregate principal amount of 3.900% Notes due 2028 (the “2028 Notes”), $1,750,000,000 aggregate principal amount of 4.100% Notes due 2030 (the “2030 Notes”), $925,000,000 aggregate principal amount of 4.300% Notes due 2032 (the “2032 Notes”), $925,000,000 aggregate principal amount of 4.600% Notes due 2035 (the “2035 Notes”), $350,000,000 aggregate principal amount of 5.200% Notes due 2045 (the “2045 Notes”) and $550,000,000 aggregate principal amount of 5.300% due 2055 (the “2055 Notes”), Novartis AG is filing the following documents solely for incorporation into the Registration Statement on Form F-3 (File Nos. 333-282133 and 333-282133-01).

Exhibits:

1.1	Terms Agreement, dated November 3, 2025, among Novartis AG, Novartis Capital Corporation and BofA Securities, Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC, as representatives of the several underwriters named therein
4.1	Form of Guaranteed Debt Security for the Floating Rate Notes
4.2	Form of Guaranteed Debt Security for the 2028 Notes
4.3	Form of Guaranteed Debt Security for the 2030 Notes
4.4	Form of Guaranteed Debt Security for the 2032 Notes
4.5	Form of Guaranteed Debt Security for the 2035 Notes
4.6	Form of Guaranteed Debt Security for the 2045 Notes
4.7	Form of Guaranteed Debt Security for the 2055 Notes
4.8	Officer’s Certificate of Novartis Capital Corporation
5.1	Opinion of Davis Polk & Wardwell LLP, special U.S. counsel to Novartis AG and Novartis Capital Corporation
5.2	Opinion of Advestra AG, special Swiss counsel to Novartis AG
23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
23.2	Consent of Advestra AG (included in Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2025	Novartis AG

	By:	/s/ Daniel Weiss
		Name:	Daniel Weiss
		Title:	Authorized Signatory